SIDERURGICA VENEZOLANA "SIVENSA", S.A.

[redacted]

09046362

Caracas, June 01, 2009

SUPPL

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed document is being furnished by Sivensa pursuant to its exemption from Section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of the sole page of document enclosed herewith.

Very Truly Yours,

[redacted]

09046491

Víctor R. Vera Romero
Alternate Judicial Representative

Av. Venezuela, Torre América, piso 11, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.63.52
Caracas – Venezuela

SIDERURGICA VENEZOLANA "SIVENSA" S. A.

Caracas, May 22, 2009

President and Members of the Board of the
National Exchange Commission (Comisión Nacional de Valores)
Your Office.

According to the contents of Article Seven (7th) number one (1st) of the Regulations Related to the Periodical or Occasional Information that Persons Submitted to the Control of the Comisión Nacional de Valores (National Exchange Commission) Must Supply to such institution in regard to the compliance of immediately notifying any relevant event related to the estimation of the price or related to the exchange of the shares issued by International Briquettes Holding ("IBH"), we hereby inform you that last night, Thursday, May 21, 2009, during a national wide TV and radio address by the President of the Bolivarian Republic of Venezuela, Mr. Hugo Chavez Frías, he ordered the "nationalization" of the "briquette sector", expressly mentioning as affected by this measure Orinoco Iron S.C.S., Sociedad en Comandita Simple and Venezolana de Prerreducidos Caroní "Venprecar", C. A. which are subsidiary companies of International Briquettes Holding ("IBH") of which Sivensa is an indirect stockholder. As soon as we have additional details related to the execution of these measures, we will immediately inform that honorable Commission.

Not having further matters, I remain.

Cordially yours,

Héctor J. Peña
Judicial Representative

cc. Caracas Stock Exchange (Bolsa de Valores de Caracas-BVC)
Venezuelan Securities Fund (Caja Venezolana de Valores-CVV)

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Ramón Casas
Investor Relations
Telephone: 58-212-707.62.80
Fax: 58-212-707.63.52
E-mail: ramon.casas@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

SIVENSA REPORTS RESULTS FOR THE SECOND QUARTER OF THE FISCAL YEAR

CARACAS, APRIL 30, 2009. Siderúrgica Venezolana "SIVENSA" S.A. reported consolidated sales of US$201 million during the second quarter of the 2009 fiscal year, which ended on March 31, 2009. This figure is 12% lower than the sales reported for the same quarter of the preceding fiscal year. The operating profit was US$ 6 million, compared to US $40 million for the January-March 2009 period. The net loss attributable to Sivensa shareholders was US$ 2 million, compared to the net profit attributable to Sivensa shareholders of US$ 15 million reported for the same period of the preceding fiscal year.

As a result of the economic recession in the major developed countries and the slowdown of crucial economies such as China and India, the demand for steel products declined significantly worldwide since mid 2008. According to a World Steel Association report, dated April 27, world apparent steel use declined 1.4% in 2008 as compared to 2007, and a further reduction of 15% is expected for the year 2009, with special impact in the NAFTA region (36,6% fall expected) and Europe, (25% fall expected).

As a consequence of the reduced demand for steel products, the price of raw materials –including hot briquetted iron- has also experienced a substantial decrease. In response to market conditions, our subsidiary IBH, as well as other metallic producers worldwide, has significantly reduced its operations since the last quarter of 2008. The impact of this reduction on the consolidated results presented in this report was partially offset by Sidetur's performance, since the construction industry in the domestic market remained at a stable level of activity.

ANALYSIS OF RESULTS FOR THIS QUARTER

The most significant aspects of the results are described below:

Sales: The 12% drop in Sivensa sales was primarily due to the combined effects of : 1) a reduction in IBH's sales, which was impacted by a severe decline in demand, and much

lower briquette prices, and 2) increased sales by Sidetur, which were driven by favorable activity in the domestic market.

Cost of Sales: The cost of sales decreased by 16% compared to the same period of the prior year, to US$ 176 million. This variation reflects the net effect of Sidetur increased production, offset by the reduced activity at IBH plants and a 30% decrease in the cost of iron ore for this subsidiary[1]. The cost of sales as a percentage of sales dropped from 90.6% to 87.4% compared to the same quarter of the preceding year.

Operating Profits: Operating profits were US$ 6 million, compared to US$ 40 million for the same quarter of the prior year. This variation is primarily explained by the difference in *Other Income-Expenses*, since during the same quarter of fiscal year 2008 the company had income of US $33 million reflecting results of treasury operations. Income for the January-March 2009 quarter in the same item was US $2 million.

Consolidated Financing Cost: The consolidated financing cost increased by 21% compared to the same period of the preceding fiscal year, to US$ 19 million. This increase includes US$ 10.5 million due to the valuation of the IBH loan received by a Sivensa subsidiary in June 2008. This financing is under the same deferment terms disclosed in the last quarterly report.

Net Profit (Loss): As a result of the above mentioned factors, the net loss attributable to Sivensa shareholders was US$ 2 million, compared to a profit of US$ 15 million during the January-March 2008 quarterly period.

PERFORMANCE BY BUSINESS SECTOR

Steel

Sidetur's sales for the quarter under analysis were US$ 175 million, 38% higher than the subsidiary's sales for the same period of the preceding fiscal year. Sales increased due to a higher demand of Sidetur's products in the domestic market for infrastructure, housing and commercial construction projects, as well as to Sidetur's higher market share in non-conventional products, such as Sidepanel, a construction system that allows affordable, fast and resistant solutions for a variety of buildings.

[1] The 30% reduction is in response to an estimate by the provider. Once the final price of iron ore is known, IBH will adjust its financial statements as needed in terms of additional income or costs.

Iron Briquettes

IBH recorded sales of US$ 48 million during the January-March 2009 period, a figure that is 63% lower than the sales reported for the same quarter of the prior year. IBH's exported sales volume, which was 60,631 MT, decreased by 84% compared to the same quarter of the preceding fiscal year. This was slightly offset by the increase in the domestic sales volume, which grew from 85,605 MT to 126,402 MT during this quarter. Of these, 41,217 MT are briquettes produced under manufacturing agreements requiring the customer to supply raw materials, which were classified as Sales of Services.

In response to the lower demand, the combined production of the Venprecar and Orinoco Iron plants dropped 70% to 231,581 MT, a volume that is approximately 30% of the installed capacity.[2] It must be noted that, given the current market situation, Sivensa and IBH management do not expect to increase the level of operations during the remainder of the 2009 calendar year.

SOCIAL RESPONSIBILITY

During the quarter, Sidetur and IBH continued to advance their programs to promote the wellbeing of workers, their families and the community at large. The Fundametal Center for Applied Knowledge continued to expand its role in the training of Venezuelan professionals from the vocational level up to college level. Activities undertaken during the period include the following:

- The planning and coordination efforts of instructors at the Fundametal Center for Applied Knowledge allowed apprentices from different training programs to devote 5,720 hours to social work benefiting children and senior citizens under the care of various institutions in Caracas, including Hospital J.M. de Los Ríos, Centro de Bienestar Integral Las Acacias, Fundación Hogar María Páez, and Asilo La Providencia. Activities undertaken included raising funds for donations of toys, clothing and paint, as well as the improvement and recovery of various facilities by means of repairs and painting.
- Sidetur continued to support organized communities through its *Steel with Added Value Program*, which contributes donations and discounted sales of steel products for infrastructure construction projects. The Antímano Parish and Cota 905 sectors in the metropolitan area, as well as the communities of El

[2] More details regarding IBH results for the quarter are available at www.ibh.com.ve.

Trompillo and El Indio Manaure in Barquisimeto, benefited from these efforts. Simultaneously, Sidetur continued to support the development of educational, sports, cultural, scientific and healthcare activities in various regions of the country through its sponsorship of the *Support with Social Value Program.*

- IBH provided scholarships to children attending Escuela Bolivariana Gran Sabana (pre-school and elementary school) and Escuela Rafael Vegas de Fe y Alegría (pre-school to ninth grade), both located at Urbanización Core 8 in Puerto Ordaz. Contributions were also made to organizations supporting social welfare and development, including "En Voz Alta" Autism Foundation, "Coral Infantil de Guayana" Foundation, and the "Ingenieritos" Small League Baseball Training Facility. IBH also continued to sponsor lectures at eighth level schools in Guayana regarding drug abuse, early pregnancy and sexually-transmitted diseases.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation comprising two business units: Sidetur, engaged mainly in the manufacture of steel products for the construction, manufacturing and infrastructure industries, and International Briquettes Holding, IBH, whose Venprecar and Orinoco Iron plants produce reduced iron briquettes to be used as a high-quality raw material in the steel industry. At March 31, 2009, Sivensa employed 2,827 workers.

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

March 31, 2009 and 2008

(Thousands of US dollars)

	2009	**2008 (*)**
Assets		
Current Assets		
Cash and cash equivalents	128,536	117,388
Restricted cash	-	64,678
Investments for sale	-	8,200
Accounts receivable:		
Commercial and other	124,977	133,552
Related Companies	217	95
Advances to suppliers	9,738	5,733
Inventories	134,277	122,557
Pre-paid expenses and other current liabilities	33,921	29,639
Total Current Assets	431,666	481,842
Property, plant and equipment, net	1,412,238	1,435,303
Investments for sale	22,024	11,907
Related companies	161	161
Deferred taxes	16,560	16,700
Other non-current assets	12,697	8,328
Total Assets	1,895,346	1,954,241
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term bank loan	88,915	20,930
Current portion of long-term bank loans	5,000	5,000
Accounts payable:		
Suppliers	95,705	105,890
Related companies and shareholders	23,945	64,004
Advances to suppliers	13,500	5,032
Profit sharing, vacation and other personnel accruals	22,809	19,532
Taxes	10,628	15,776
Dividend payable	3,669	62,737
Other current liabilities	101,033	41,695
Total Current Liabilities	365,204	340,596
Long-term loans	86,680	341,042
Employee benefits accruals, net of advances	19,175	17,023
Other liabilities	29,895	71,222
Deferred taxes	72,942	222,057
Total liabilities	573,896	991,940
Capital Stock	314,948	312,050
Treasury shares	(4,510)	-
Share premium	8,217	8,222
Net effect of combination (merger) of subsidiaries	119,450	119,483
Revalutaion of fixed assets	249,905	227,426
Difference between fair value and cost of shares of subsidiary	336,580	130,029
Retained Earnings (deficit)		
Legal Reserve	31,495	31,112
Deficit	(79,418)	(105,858)
Translation effect	-	-
Total shareholders' equity of majority shareholders	976,667	722,464
Minority interests	344,783	239,837
Total shareholders' equity	1,321,450	962,301
Total liabilities and shareholders' equity	1,895,346	1,954,241

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF RESULTS
QUARTERS ENDED MARCH 31, 2009 AND 2008

(Thousands of US dollars, except information referred to the number of shares)

	2009	2008
Net sales		
Exports	176,045	102,080
Domestic	25,437	128,084
	201,482	230,164
Cost of sales	(176,140)	(208,637)
Gross profit	25,342	21,527
General, administrative expenses	(20,725)	(14,131)
Other operating income, net	1,584	32,734
Operating profit	6,201	40,130
Interests and other financial expenses, net	(19,418)	(14,291)
Effect for translation, net	468	(1,338)
	(18,950)	(15,629)
Profit before taxes	(12,749)	24,501
Taxes	(5,373)	(6,752)
Net profit (loss)	(18,122)	17,749
Net profit attributable to:		
Sivensa shareholders	(2,140)	14,908
Minority interests in subsidiaries	(15,982)	2,841
	(18,122)	17,749
Net profit per share attributable to Sivensa shareholders	(0.04)	0.30
Weighted average cf outstanding shares	52,521	49,831

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF RESULTS
SEMESTERS ENDED MARCH 31, 2009 AND 2008

(Thousands of US dollars, except information referred to the number of shares)

	2009*	2008
Net sales:		
Exports	115,627	176,979
Domestic	320,759	246,207
	436,386	423,186
Cost of sales	(370,029)	(371,363)
Gross profit	66,357	51,823
General, administrative expenses	(44,948)	(35,298)
Other operating income, net	29,093	62,922
Operating profit	50,502	79,447
Interests and other financial expenses, net	(50,814)	(29,023)
Effect for translation, net	385	(609)
	(50,429)	(29,632)
Profit before taxes	73	49,815
Taxes	(10,814)	(13,601)
Net profit (loss)	(10,741)	36,214
Net profit attributable to:		
Sivensa shareholders	12,255	31,424
Minority interests in subsidiaries	(22,996)	4,790
	(10,741)	36,214
Net profit per share attributable to Sivensa shareholders	0.23	0.63
Weighted average of outstanding shares	52,521	49,552

*Interests and other financial expenses, net, include $ 33.6 million provision for the valuation of a loan taken by subsidiary IBH, corresponding US$ 23.1 million of that amount to the quarter ended December 31, 2008.

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

Caracas, June 1, 2009

President and Members of the Board of the
National Exchange Commission (*Comisión Nacional de Valores de Venezuela*)
Your Office.

Ref: Nationalization of Orinoco Iron and Venprecar, subsidiaries of International Briquettes Holding (IBH)

According to the contents of Article 7, number 1, of the "Regulations related to the Periodical or Occasional Information that must be supplied by the Persons subject to the Control of the National Exchange Commission" (*Comisión Nacional de Valores de Venezuela*), and in regard to the announcement made by the President of the Bolivarian Republic of Venezuela last May 21, ordering, within the frame of the nationalization of the companies of the "briquette sector" located in Guayana, the "nationalization" of the companies Orinoco Iron S.C.S., Sociedad en Comandita Simple (hereinafter "Orinoco Iron") and Venezolana de Prerreducidos Caroní "Venprecar", C.A. (hereinafter "Venprecar"), subsidiaries of International Briquettes Holding ("IBH"), a division of Siderurgica Venezolana "Sivensa", S.A., we hereby inform you as follows:

1. On May 25, 2009, Orinoco Iron and Venprecar received a communication dated as of the same date, and separately addressed to each of the above mentioned companies, signed by the Minister of the Popular Power for the Basic and Mining Industries (*Ministro del Poder Popular para las Industrias Básicas y Minería*), indicating that based on Decree N° 6.058 with Rank, Value and Force of Organic Law for the Regulation of the Companies Developing Activities in the Steel Sector of the Guayana Region and according to the presidential decision to proceed with the full nationalization of Orinoco Iron and Venprecar, he had designated the members of the respective Transition Commission (one for Orinoco Iron and another for Venprecar).
2. On the same date, May 25, 2009, Orinoco Iron received a communication signed by the Legal Director of Sidor C.A. and member of the Transition

Commission designated for Orinoco Iron, requiring detailed information and documentation on corporate, contractual, environmental, financial, labor and fiscal aspects, among others. Subsequently, the Transition Commission designated for Orinoco Iron, by means of communications dated May 29, 2009 and June 1, 2009, respectively, started to give certain instructions to the management of the company, beginning in this way the transition phase of the nationalization process of Orinoco Iron.

3. On June 1, 2009, Venprecar received a communication dated May 28, 2009, signed by the President of the CVG Ferrominera Orinoco, who presides over the Transition Commission designated for Venprecar, requiring detailed information and documentation on corporate, contractual, environmental, financial, labor and fiscal aspects, among others.

Finally, as we previously indicated in our communication dated last May 22, as soon as we have relevant information related to the aforesaid nationalization process, we will inform that honorable Commission.

Not having further matters, I remain.

Very truly yours,

Héctor J. Peña
Judicial Representative

cc: Caracas Stock Exchange (Bolsa de Valores de Caracas-BVC)
Venezuelan Central Depositary of Securities (Caja Venezolana de Valores-CVV)